To: Securities and Exchange Commission

Division of Corporation Finance Office of Transportation and Leisure

From: Andrei Stoukan (United Express Inc.)

Amendment No.3 to Registration Statement on Form S-1/A2

Dear SEC representatives:

We have provided amendment to Form S1/A2 filing on November 8, 2018 and our responses below to your letter dated November 15, 2018, file # 333-227194

Question

Prospectus Summary

Business Summary, page 5

1. We note from your response to our prior comment 3 that you appeared to generate revenue from Atlas Logistics, Envision Logistics, Sprinter Express and US Concierge Service by hiring five independent contractors to provide transportation services to deliver auto parts. Please briefly expand your disclosure on page 6 of your prospectus to disclose, if true, that you hired five independent contractors to provide transportation services to deliver auto parts. In addition, please clarify whether these contractors used their own rucks for the deliveries.

Response

We confirmed on page 6 that we generated the above revenue by hiring five independent contractors to provide transportation services to deliver auto parts. These contractors used their own vans for the deliveries.

Information with Respect to the Registration

Competitive Business Conditions, page 22

2. We note your response to our prior comment 4 and reissue. Please explain to us what you mean by "United Express offers their clients and partners protection on their investment by keeping titles for cargo units for a period of one year." Please also explain (i) what a "unit" is and whether each unit will cost $50,000 and, if not, the price per unit, if known, (ii) the number of units you intend to offer, (iii) how you intend to offer the units, (iv) whether the units will contain common stock as well as the lien, and, if so, the number of shares of common stock, (v) whether the company must pay each unit holder $25,800 to release the lien per unit, (vi) when the company must pay the specified amount to release the lien, and (vii) the effect of the company's failure to pay each unit holder the specified amount for the release of the lien. As part of your response, please also provide an analysis as to whether or not the investor's investment in the van will be considered a security. In addition, please add a risk factor that addresses the risks associated with these units and the liens or tell us why you believe it is not necessary.

Response

We have added the below information on page 21.

Keeping titles for cargo units for a period of one year mean: investor holds the title for cargo van Mercedes Sprinter 2500 that we going to buy directly from auto dealer. After payment, we begin use Mercedes Sprinter for business but we can’t sell, exchange or do anything without lien holder permission. The other words - we don't own the cargo van during the year or until investor will get back $25,800 or 50% from his $50,000 initial investment. Based on the information from Mercedes-Benz of Miami located: 1200 N. W. 167th Street Miami, 33169 and Autotrader.com the fair price for Mercedes Sprinter 2500 is around 45,000 -$50,000.

We intend to offer the units by sign the agreements between the company and investors with terms explained above and offer as much units as we are able to find investors. The units will not contain the common stock. It is an individual, personal investors decision to buy or not our shares. To release the lien, lienholder must receive at least 50% from initial payment. We plan to make payments throughout the year. If for some reason the company's failure to pay or we can’t pay in time, in this case lienholder continue keep a van title and has a right to take it back and sell. Based on our research one-year old Mercedes Sprinter 2500 cost around $35,000-$37,000 and therefore we believe our investors are secure and protect.

We have Progressive commercial insurance with next coverage:

Insurance coverage(s) Limits

Bodily Injury/Property Damage $1,000,000 Combined Single Unit

Uninsured/ Uninsured Motorist $15,000/$30,000

Motor Trucking Cargo $100,000

Medical Payments $1,000

If accident or another unexpected situation happens we have the right to demand compensation from insurance. The risk if our vehicles are damaged or break down already was included on page 9.

Report of Independent Registered Accounting Firm, page F-1

3. We note your response to prior comment 7 and reissue. Please revise the language in the audit opinion to comply with the guidance in PCAOB AS 3101 and SEC Release 34- 81916.

Response

We have revised the audit report.

Sincerely,

Andrei Stoukan United Express Inc.

November 20, 2018